SECURITIES AND EXCHANGE COMMISSION
                                 Washington, D.C. 20549


                                      Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No.   1  )*


                        AUTOMOBILE PROTECTION CORPORATION - APCO
                                    (Name of Issuer)

                         common stock, $.001 per value per share
                             (Title of Class of Securities)


                                         052905106
                                     (CUSIP Number)
                                                     Michael Heitner, Esq.
Mr. Robert D. Goldstein                              Herrick, Feinstein LLP
8 Mallard Lane - P.O. Box 384                              2 Park Avenue
Remsenburg, NY  11960                                New York, New York  10016
(212) 371-8660 (Business)                                  (212) 592-1400

                      (Name, Address and Telephone Number of Person
                    Authorized to Receive Notices and Communications)


                                  November 10, 1996
                          (Date of Event which Requires Filing
                                   of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               (Continued on following page(s))

                                    Page 1 of   10   Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Robert D. Goldstein       ###-##-####

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)
                                                             (b)  X
3    SEC USE ONLY

4    SOURCE OF FUNDS*
     PF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)


6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

       7    SOLE VOTING POWER
            100,000 shares -- less than 1%

       8    SHARED VOTING POWER
            137,500 shares -- 1.3%

       9    SOLE DISPOSITIVE POWER
            100,000 shares -- less than 1%

       10   SHARED DISPOSITIVE POWER
            137,500 -- 1.3%

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       237,500

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       2.25%

14     TYPE OF REPORTING PERSON*
       IN
                                  * SEE INSTRUCTIONS BEFORE FILLING OUT!

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Judy Goldstein              ###-##-####

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)
                                                                (b)  X

3      SEC USE ONLY

4      SOURCE OF FUNDS*
       PF

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)


6      CITIZENSHIP OR PLACE OF ORGANIZATION
       United States of America


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

       7      SOLE VOTING POWER

       8      SHARED VOTING POWER
              137,500 -- 1.3%

       9      SOLE DISPOSITIVE POWER

       10     SHARED DISPOSITIVE POWER
              137,500 -- 1.3%

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       137,500

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       1.3%

14     TYPE OF REPORTING PERSON*
       IN
                                  * SEE INSTRUCTIONS BEFORE FILLING OUT!

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       The Equity Group Profit Sharing Plan & Trust                13-3035805

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)
                                                                   (b)  X


3      SEC USE ONLY

4      SOURCE OF FUNDS*
       PF

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)


6      CITIZENSHIP OR PLACE OF ORGANIZATION
       New York, New York


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

       7      SOLE VOTING POWER

       8      SHARED VOTING POWER
              112,500 shares -- 1.06%

       9      SOLE DISPOSITIVE POWER

       10     SHARED DISPOSITIVE POWER
              112,500 -- 1.06%

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       112,500

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       1.06%

14     TYPE OF REPORTING PERSON*
       EP
                                  * SEE INSTRUCTIONS BEFORE FILLING OUT!

          This Amendment No. 1 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on September 9, 1994 by Robert D. Goldstein, Judy Goldstein and the Equity Group Profit Sharing Plan & Trust (the "Schedule 13D"). This Amendment No. 1 is filed with respect to the shares of Common Stock, $.001 par value per share, of Automobile Protection Corporation - APCO, a Georgia corporation (the "Company"). The following amendment to
Item 5 of the Schedule 13D is hereby made.

Item 5.   Interest in Securities of the Issuer

          (i)  Robert D. Goldstein

               (a) Robert D. Goldstein beneficially owns 237,500 shares of Common Stock of the Issuer, representing 2.25% of such class of securities. Such shares of Common Stock are owned as follows: (i) 25,000 shares of Common Stock are owned by Robert D. Goldstein and Judy Goldstein, as joint tenants with the right of survivorship; (ii) 112,500 shares of Common Stock are owned by the Plan of which Robert D. Goldstein and Judy Goldstein are the co-trustees; and (iii) 100,000 shares of Common Stock are subject to a fully vested option held by Robert D. Goldstein, which option may be exercised in part or in full at any time prior to April 19, 2000 (the "April 2000 Option") at an exercise price of $1.00 per share of Common Stock.

               (b)  Of the 237,500 shares of Common Stock
beneficially owned by Robert D. Goldstein, Mr. Goldstein has: (i) sole voting and dispositive power with respect to 100,000 of such shares of Common Stock, which shares of Common Stock are subject to the April 2000 Option; (ii) shared voting and dispositive power with Judy Goldstein with respect to 25,000 of such shares of Common Stock which are owned by Robert D. Goldstein and Judy Goldstein, as joint tenants with the right of survivorship; and (iii) shared voting and dispositive power with Judy Goldstein, as co-trustee, with respect to 112,500 of such shares of Common Stock which are owned by the Plan.

               (c) On September 16, 1996, Robert D. Goldstein exercised his option to acquire 100,000 shares of Common Stock of the Company at an exercise price of $.85 per share for a total aggregate consideration of $85,000.00 pursuant to a fully vested stock option previously granted by the Company. Through a series of open market brokerage transactions effected through the period commencing on September 18, 1996 and terminating on or about November 10, 1996, Mr. Goldstein sold all 100,000 shares of the Common Stock acquired pursuant to such option for an aggregate consideration of approximately $475,000.00 at an average selling price of approximately $4.75 per share. Mr. Goldstein sold such shares of Common Stock through a brokerage house located in the State of Florida.

               (d)  Of the 237,500 shares of Common Stock
beneficially owned by Robert D. Goldstein: (i) Mr. Goldstein has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, 100,000 of such shares of Common Stock; (ii) Judy Goldstein shares with Robert D. Goldstein the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, 25,000 of such shares of Common Stock; and (iii) Judy Goldstein, as co-trustee, shares with Robert D. Goldstein, as co-trustee, the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, 112,500 of such shares of Common Stock.

               (e) As the result of the issuance of additional shares of Common Stock by the Company, as of the date of this Amendment No. 1 to Schedule 13D, Robert D. Goldstein is no longer the beneficial owner of more than 5% of the shares of Common Stock of the Company and, accordingly, Robert D. Goldstein has no further reporting obligations under Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended.

          (ii) Judy Goldstein

               (a) Judy Goldstein beneficially owns 137,500 shares of Common Stock of the Issuer, representing 1.30% of such class of securities. Such shares of Common Stock are owned as follows: (i) 25,000 shares of Common Stock are owned by Judy Goldstein and Robert D. Goldstein, as joint tenants with the right of survivorship; and (ii) 112,500 shares of Common Stock are owned by the Plan of which Judy Goldstein and Robert D. Goldstein are the co-trustees.

               (b)  Of the 137,500 shares of Common Stock
beneficially owned by Judy Goldstein, Mrs. Goldstein has: (i) shared voting and dispositive power with Robert D. Goldstein with respect to 25,000 shares of Common Stock which are owned by Robert
D. Goldstein and Judy Goldstein as joint tenants with the right of survivorship; and (ii) shared voting and dispositive power with Robert D. Goldstein, as co-trustee, with respect to 112,500 of such shares of Common Stock which are owned by the Plan.

               (c)  None

               (d)  Of the 137,500 shares of Common Stock
beneficially owned by Judy Goldstein: (i) Robert D. Goldstein shares with Judy Goldstein the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, 25,000 of such shares of Common Stock; and (ii) Robert D. Goldstein, as co-trustee, shares with Judy Goldstein, as co-trustee, the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, 112,500 of such shares of Common Stock.

               (e) As the result of the issuance of additional shares of Common Stock by the Company, as of the date of this Amendment No. 1 to Schedule 13D, Judy Goldstein is not the beneficial owner of more than 5% of the shares of Common Stock of the Company and, accordingly, Judy Goldstein has no further reporting obligations under Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended.

          (iii)     The Equity Group Profit Sharing Plan & Trust

               (a) The Plan beneficially owns 112,500 shares of Common Stock of the Issuer, representing 1.06% of such class of securities.

               (b) The Plan shares voting and dispositive with its co-trustees, Robert D. Goldstein and Judy Goldstein, with respect to all 112,500 shares of Common Stock owned by the Plan.

               (c)  None

               (d) The Plan shares with its co-trustees, Robert D. Goldstein and Judy Goldstein, the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, all 112,500 share of Common Stock owned by the Plan.

               (e) As the result of the issuance of additional shares of Common Stock by the Company, as of the date of this Amendment No. 1 to Schedule 13D, the Plan is not the beneficial owner of more than 5% of the shares of Common Stock of the Company and, accordingly, the Plan has no further reporting obligations under Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended.

               The transactions described above constitute the only transactions in the shares of Common Stock of the Issuer which have been effected by any of the above persons during the past 60 days. Each of the undersigned disclaims membership in a group or the existence of a group with respect to shares of Common Stock of the Issuer; and each such person disclaims any beneficial ownership in the shares of Common Stock of the Issuer owned by the others for the purpose of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended.

                            SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



 December 4, 1996                  /s/ Robert D. Goldstein
          Date                                Signature

                                        Robert D. Goldstein
                                              SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



 December 4, 1996                  /s/ Judy Goldstein
          Date                                Signature

                                        Judy Goldstein
                                              SIGNATURE


          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                   THE EQUITY GROUP PROFIT SHARING
                                     PLAN & TRUST


 December 4, 1996                 By/s/ Robert D. Goldstein
     Date                           Name: Robert D. Goldstein
                                    Title: Co-Trustee



                                  By/s/ Judy Goldstein
                                    Name: Judy Goldstein
                                    Title: Co-Trustee